May 25, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549

Re:       Z Trim Holdings, Inc.
      Withdrawal of Registration Statement on Form S-3
      File No. 333-163708

Dear Ladies and Gentlemen:

Pursuant to Rule 477(c) promulgated pursuant to the Securities Act of 1933, the undersigned registrant, Z Trim Holdings, Inc.,  respectfully requests withdrawal of the Registration Statement on Form S-3, File No. 333-163708 (the Registration Statement), filed by the registrant under the Securities Act.  The Registration Statement is being withdrawn because the registrant intends to file a new registration statement which will include, in addition to other securities, most of the securities covered by the Registration Statement. This is to confirm that no securities were sold in connection with the offering for which withdrawal is herein requested.

Very truly yours,

Z Trim Holdings, Inc.

By /s/  Steve J. Cohen
       Steve J. Cohen
      President and Chef Executive Officer